Mail Stop 4561

October 1, 2008

A. Payton Bush, III
President and Chief Executive Officer
Hibernia Homestead Bancorp, Inc.
325 Carondelet Street
New Orleans, Louisiana 70130

RE: Hibernia Homestead Bancorp, Inc.
    Form S-1, amendment number 2, filed September 18, 2008
    File Number 333-151656

Dear Mr. Bush:

    We have reviewed your amended Form S-1 and have the following comments.
Please note that the accounting staff has examined this amendment and has no comments.
Where we have indicated, we think you should revise your document in response to these
comments.   If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary.   Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with information
so we may better understand your disclosure. After reviewing this information, we may
raise additional comments.

    The purpose of our review process is to assist you in your compliance with the
applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you
may have about our comments or any other aspect of our review. Feel free to call us at
the telephone numbers listed at the end of this letter.

Form S-1
General

1. We note that it may be over a month before the filing becomes effective. Given the
    ongoing, turbulent market conditions, please advise us supplementally what
    consideration has been given to obtaining a more recent appraisal.

Summary

2. Please consider including updated summary discussion of recent stock market events and their impact on financial companies. Consider a risk factor on point.

*   *   *   *   *

Closing Comments

      As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      If you have any accounting questions please contact John Spitz at 202-551-3484, or John Nolan, Accounting Branch Chief, at 202-551-3492. Any other questions should be directed to David Lyon at 202-551-3421, or me at 202-551- 3434.

          Sincerely,

          Michael R. Clampitt,
          Staff Attorney

By FAX: Eric Marion
      Fax number 202-347-2172